

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Craig Brandman
Chief Executive Officer
StepOne Personal Heath, Inc.
9107 Wilshire Group, Suite 450
Beverly Hills, CA 90210

> **Re: StepOne Personal Heath, Inc.**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed March 23, 2015**
> **File No. 024-10385**

Dear Mr. Brandman:

We have reviewed your amended offering statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated January 7, 2015.

General

1.   We have reviewed your response to prior comment 2. Please confirm that any future offers will be fully compliant with Rules 251 and 255 of Regulation A as applicable, including the cover page legend required by Rule 255(a)(1) with respect to written offers made after the filing but before the qualification of the offering statement.

2.   You state on page 3 and elsewhere in your submission that Alternative Securities Market, LLC is a "California Registered Broker-Dealer." We also note that the Broker-Dealer & Market Listing Agreement between the company and Alternative Securities Market, LLC, filed as exhibit E to the Form 1-A represents that Alternative Securities Market, LLC "is a registered Broker-Dealer…." Please revise the offering circular throughout to clarify that Alternative Securities Market, LLC is not currently a California- or SEC-registered broker-dealer. In this regard, we note that it does not appear that Alternative Securities Market, LLC has completed the necessary registration processes to become a registered broker-dealer with either the Commission or the state of California.

3.   Please also clarify throughout the offering circular that until Alternative Securities Market, LLC completes the registration process to become a registered broker-dealer, securities cannot be offered and sold through Alternative Securities Market, LLC.

Part I – Notification Under Regulation A

Item 1. Significant Parties, page 2

4.   Please ensure that you provide the information called for by paragraphs (i) through (m) of Item 1 of Part I of Form 1-A with respect to ASM as underwriter of your offering.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

5.   We note your response to prior comment 4 and reissue the comment. Please revise to state the aggregate offering price or other consideration for which the shares were issued and the basis for computing that amount. Refer to Item 5(a)(3) of Regulation A.

Part II – Offering Circular

Item 1. Cover Page, page 7

6.   We note your response to prior comment 6 and reissue the comment in part. Please revise to describe clearly the material terms of your offering, including but not limited to the following:

•   Clarify the date by which the minimum amount must be received and what will occur if this amount is not received by that date. Further, please clarify whether purchases by affiliates will count toward the minimum offering. Refer to Item 2 of Offering Circular Model B.

•   Disclose the components of the units of the 9% Convertible Preferred Stock Units that you are offering. In this regard, offerings of units typically consist of stock and warrants or rights. To the extent your offering consists solely of convertible preferred stock, please remove the references to units on the cover page and throughout your filing.

•   Provide a concise summary of the conversion features of the securities to be offered as required by Item 1(d) of Form 1-A.

•   Disclose the duration of the offering.

Item 2. Distribution Spread, page 9

7.   Please revise your chart to disclose that the "Total Minimum" number of securities to be offered is 1,000, if accurate.

Item 3. Summary Information, Risk Factors and Dilution

Notice Regarding Agreement to Arbitrate, page 17

8.   We note the subscription agreement provides for arbitration of any disputes arising from the investment in this offering. Please explain how this complies with the requirements of Section 14 of the Securities Act regarding waivers of compliance with the Securities Act or the rules and regulations of the Commission.

9.   Please revise to disclose any material uncertainty regarding the enforceability of the arbitration provision in your subscription agreement.

Item 4. Plan of Distribution, page 18

10.   Please revise to file the Participating Broker-Dealer Agreement with Alternative Securities Market, LLC. Refer to Item 2(6)(b) of Part III of Form 1-A.

11.   We have reviewed your response to prior comment 11. Please revise to disclose that an investor's funds will be held in an escrow account with First Republic Bank until the minimum of 1,000 shares of preferred stock have been sold. Also, describe the duties First Republic Bank will perform pursuant to the escrow agreement.

12.   We are reissuing prior comment 18. Please describe the process for the gathering of the subscriptions, how the determination will be made as to whether all the shares have been sold, and who has these responsibilities.

13.   We have considered your response to prior comment 13 and reissue the comment in part. Please revise to disclose the commission you intend to pay to Alternative Securities Market, LLC. Explain when and how the exact payments owed to participating broker-dealers would be made. Tell us whether FINRA will evaluate the compensation to be paid to member broker-dealer firms and the status of its evaluation in that respect. If you believe that FINRA is not required to evaluate the compensation to be paid to its members in this transaction, please tell us the basis of this conclusion.

Item 5. Use of Proceeds to Issuer, page 19

14.   We note your response to prior comment 14. Please revise to include disclosure that assumes the sale of the offering minimum.

Item 6. Description of Business, page 20

15.   We are reissuing prior comment 16. Although your response letter and page 12 of the offering statement disclose that the company was formed in May 2010 and was converted

to a Delaware corporation in November 2014, page 23 still states that the company was formed in fall 2012. Please advise or revise.

16. We are unable to locate the disclosure of the number of active users you currently have. Please advise or revise.

17. We note from your response letter that you have 42,000 active users. Please tell us the basis for your statement on page 40 that current operations suggest an ARPU of approximately $270.07. In this regard, we note that your sales for the fiscal year ended December 31, 2014 were only $33,505. Please advise or revise.

18. We are reissuing prior comment 18 in part. Please discuss the "flow of funds" from the company's customer or its third party payor to the company or to the laboratory or other organization that provides services to the customer.

19. We have reviewed your response to prior comment 19. Please note that the inclusion of confidential information within an agreement does not constitute an appropriate basis for excluding an agreement from the exhibits to an offering statement. Please revise to file the agreements with MyMedLab and Assurant as exhibits. You may request confidential treatment for certain portions of these agreements in accordance with Securities Act Rule 406.

Reporting, page 45

20. We are reissuing prior comment 20. You also should add disclosure that except for certain anti-fraud provisions under federal and state law, the contents in the disclosure documents that you intend to provide voluntarily will not be subject to any specified standards for preparation, nor will they be subject to independent review. Further, it appears that you should provide appropriate qualifying language regarding your ability to be able to provide third-party audited financial statements within 60 days of the close of each business year. Finally, please tell us what consideration you have given to adding a risk factor that you will not be subject to a regulatory structure that requires the company to provide information about the company in the future.

Security Holders, page 52

21. We have reviewed your response to prior comment 22. Please note that the percentage of common stock owned by each individual or entity in the beneficial ownership table should be calculated as a percentage of the common stock issued and outstanding. Please revise accordingly.

Financial Statement Section, page 58

22.   We note your response to comment no. 25 indicates that you have not incurred any expenses and the founders worked for no salary. We also note that you disclose in Item 7. Description of Property that you rent your office spaces. Please reconcile this disclosure regarding rent expense with your response that you have not incurred any expenses. We also note that your current operations involve maintaining an active relationship with MyMedLab under cost-plus purchasing and you appear to be accounting for your operations on a cash basis. Please tell us how cost-plus purchasing and the cash basis of accounting reconciles to your response that you have not incurred any expenses.

23.   We note your response to prior comment no. 26 that you have reviewed your statement of cash flows and it reconciles. We also note that there is no beginning balance presented on your statement of cash flows. As such, your net cash provided by your operating activities does not total to the cash ending balance. Please revise.

24.   We note your response to prior comment no. 27 that no footnoting is necessary given your use of the cash basis of accounting and given that your filing has been certified by your CEO. However, your financial statements are required to be prepared in accordance with generally accepted accounting principles in the United States. Please tell us how your basis of reporting is appropriate in GAAP. We refer you to the Instructions to Part F/S of Form 1-A.

Part III - Exhibits

25.   Please revise to file the escrow agreement with First Republic Bank. Refer to Item 2(9) of Part III of Form 1-A.

26.   We note your response to prior comment 29 and reissue the comment in part. Please file as an exhibit the notice of designation of preferred stock. Refer to Item 2(3) of Part III of Form 1-A.

27.   We are reissuing prior comment 31. Please revise the subscription agreement to include a statement in a prominent place informing the subscribers that by making any representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should note whether the company intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to include these items. We may have further comment.

Craig Brandman
StepOne Personal Health, Inc.
April 16, 2015
Page 6

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3483 with any other questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Natalie Cruz
        Alternative Securities Markets Group